Hall Tees, Inc.

7405 Armstrong
Rowlett,  Texas 75088
(214) 883-0140

June 1, 2009

Mr. John Reynolds
Mr. John  Dana Brown
Ms. Raquel Howard
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Hall Tees, Inc.
Form S-1/A
File No. 333-150829

Dear Mr. Reynolds, Mr. Brown and Ms. Howard:

Following are responses to your comment letter dated November 12, 2008.

General
1.	Question
We note that much of your information in your registration statement is current as of June 30, 2008. In your next amendment please update the information as of the latest practicable date.

Answer
The information in this amendment has been updated through March 31, 2009.

2.	Question
Your next amendment should be titled Amendment No. 2 to Registration Statement on Form S-1.

Answer
We have titled this amendment as you have requested.

Summary Financial Data, page 5
3.	Question
Please revise the amount of total assets from $(98,003) to $98,003 as of June 30, 2008.

Answer (page 2)
We have updated all figures to those of March 31, 2009.

4.	Question
Please revise the amount of other income (expense) for the year ended December 31, 2007 and for the period ended June 30, 2008 to reconcile with other income (expense) on pages F-3 and F-12.

Answer
These numbers have been revised and updated to the amounts for March 31, 2009, and we changed the December 31, 2007 number to agree to the audited financial statements.

Risk Factors, page 6
5.	Question
Please include a risk factor discussing the substantial doubt regarding your ability to continue as a going concern, as discussed in Note 8 to the financial statements.

Answer (pages 5-6)
We have added a risk factor to address the going concern footnote to the financial statements.

6.	Question
We note the new last risk factor. The risk factor discloses that Hall Tees may voluntarily use the proceeds from the offering prior to reaching the minimum sales requirement. If that is the case, we do not understand the disclosure that your offering has a minimum sales requirement. Please revise the prospectus as appropriate. If you believe a minimum amount is required to be sold in your offering, please explain and, if true, revise this risk factor to address the risk that your creditors may access the funds in the segregated account, and consequently the funds would not be available for refund to subscribers if the minimum is not sold in the offering.

Answer
We eliminated this risk factor as we have changed the procedures for handling the funds so that they cannot be accessed by either management or creditors.  We will hold the funds, uncashed, in the company safe until the minimum amount is sold.  Page 1 of the prospectus and page 9, PLAN OF DISTRIBUTION, have been amended to reflect this change.

Description of Business
7.	Question
We note your statement on page 14 that “Hall Tees Texas was established in 2007 and for the past eight months has been operating a single facility in Texas.” If necessary, please update this statement to reflect the appropriate amount of time that has elapsed.

Answer (page 10)
We have revised this language to state “Hall Tees Texas was established in 2007 and since that time has been operating a single facility in Texas.”

Management’s Discussion and Plan of Operations
8.
We note your response to comment 14 of our letter dated June 6, 2008, and we reissue in part. Please also identify and separately describe internal and external sources of liquidity and briefly discuss any material unused sources of liquid assets. See Item 303(a)(1) of Regulation S-K.

Answer (pages 14-15)
We have revised our discussion to include a discussion of internal and external liquidity issues.

9.	Question
We note your disclosure regarding your capital lease commitment on page 19. Please disclose the source of funds needed to fulfill this commitment. See Item 303(a)(2)(i) of Regulation S-K.

Answer (page 15)
We have revised our disclosure to disclose the source of funds needed to fulfill the lease requirement.

10.	Question
We note your response to comment 15 of our letter dated June 6, 2008, and we reissue our comment. Please discuss any material changes in financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided. See Item 303(b)(1) of Regulation S-K.

Answer (page 15)
We have revised our discussion to discuss any material changes in financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided.

11.	Question
In the discussion of your financial condition, please include a discussion of your going concern issues. Please also reconcile your statement on page 18 that “There are no other known material trends, favorable or unfavorable, in our capital resources requirements” with your disclosure in Note 8 to the financial statements regarding “substantial doubt about the Company’s ability to continue as a going concern.”

Answer (page 15)
In our discussion in this section, we have included a discussion of our going concern issues and reconciled our disclosures with Note 8 to the financial statements and also eliminated the statement “There are no other known material trends, favorable or unfavorable, in our capital resources requirements”.

12.	Question
Please revise to clarify the dates discussed in your Results of Operations section. Please ensure that the years indicated and the date of inception are both correct.

Answer
We have clarified the dates and ensured that the dates are correct.

Interest of Management and Others in Certain Transactions
13.	Question
We note your disclosure on page 19 and in Note 7 to the financial statements regarding contract services to the President. Please include appropriate disclosure in the section, “Interest of Management and Others in Certain Transactions.”

Answer (page 17)
We have included disclosure of amounts paid for contract services to the President in the section titled “Interest of Management and Others in Certain Transactions.”

Consolidated Financial Statements
14.	Question
Please update, as necessary, the financial statements in accordance with Rule 8-08 of Regulation S-X.

Answer
We have updated our financial statements in accordance with Rule 8-08 of Regulation S-X.

Interim Consolidated Financial Statements
Note 2 – Nature of Activities and Significant Accounting Policies, page F-15
15.	Question
Please include in your footnotes, to the extent true, an affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to instruction 2 to Rule 8-03 of Regulation S-X for additional guidance.

Answer
We have added an accounting policy to state that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  William Lewis

William Lewis
President